Matthew B. Hemington T: +1 650 843 5062 hemingtonmb@cooley.com	VIA EDGAR

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[*].” THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

July 9, 2014

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Amanda Ravitz

RE:	Intersect ENT, Inc.
Registration Statement on Form S-1
File No. 333-196974

Ladies and Gentlemen:

On behalf of Intersect ENT, Inc. (the “Company”), and in connection with the submission of a letter dated June 10, 2014 (the “First Response Letter”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 29, 2014, relating to the Company’s Registration Statement on Form S-1 (File No. 333-196974), originally confidentially submitted with the Commission on May 2, 2014, and originally filed by the Company with the Commission on June 23, 2014, and amended on July 9, 2014 (as so amended, the “Registration Statement”), we submit this supplemental letter to further address comment 26 of the First Response Letter.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request for confidential treatment for selected portions of this letter. This Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

For the convenience of the Staff, we have recited the prior comment from the Staff in italicized type and have followed the comment with the Company’s response.

CONFIDENTIAL TREATMENT REQUESTED BY INTERSECT ENT, INC.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities

and Exchange Commission

July 9, 2014

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26.	Please tell us the estimated IPO price range. To the extent that there is a significant difference between the estimated grant-date fair values of your common stock during the past twelve months and the estimated IPO price, please tell us each significant factor contributing to the difference.

Estimated Offering Price

The Company advises the Staff that the Company currently estimates, based in part on advice and input recently received from its underwriters, that the initial public offering price per share of its currently contemplated initial public offering will be between $[*] — $[*] per share (the “Price Range”), which takes into account an expected 1-for-4 reverse stock split of the Company’s capital stock (the “Reverse Stock Split”). The Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful initial public offering with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an acquisition transaction.

The Company expects to include the Price Range and the size of the Reverse Stock Split in an amendment to the Registration Statement that would shortly precede the commencement of the Company’s road show process. We are providing this information to you supplementally to facilitate your review process.

Historical Fair Value Determination and Methodology

The Company’s discussion of stock-based compensation is primarily contained in the section of the Registration Statement entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Common Stock Valuation and Stock-Based Compensation” (the “Section”), which has previously been filed and is included on pages 58 through 61 of the Registration Statement. As described in the Section, the Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants (the “AICPA”), Audit and Accounting Practice Aid Series: Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”).

In addition, as described in the Section, the Company’s Board of Directors has historically considered various objective and subjective factors to determine the fair value of the Company’s common stock, including the conclusions of contemporaneous independent third-party valuations of the Company and its common stock. The Company supplementally advises the Staff that the Company regularly performs contemporaneous valuations of the Company’s common stock to assist the Board in its determination of the common stock’s fair value for purposes of granting equity awards. The Board also determines that the assumptions and inputs used in connection with such contemporaneous valuations reflect the Board’s and management’s best estimate of the business condition, prospects and operating performance of the Company at each valuation date.

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FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities

and Exchange Commission

July 9, 2014

Page Three

The Board also considers numerous objective and subjective factors, including, among others, the pricing of recent financing transactions, the rights and preferences of the Company’s preferred stock relative to the common stock at the time of each grant, the impact of ongoing expenses associated with research and development, ongoing clinical trials and commercialization and the lack of marketability of the Company’s common stock. The Company also considered the likelihood of achieving a liquidity event such as an IPO or sale of the Company in light of prevailing market conditions, and then used either the Option Pricing Method (“OPM”), the Probability Weighted Expected Return Method (“PWERM”) to allocate the fair value of the Company to each class of the Company’s stock or the Hybrid Method which is a hybrid of the OPM and PWERM where the per share values calculated under the OPM and PWERM are weighted appropriately to arrive at a final per share fair value of the common stock before the discount for lack of marketability is applied, all of which are accepted valuation methods under the AICPA Practice Guide.

As described on page 61 of the Registration Statement, and as discussed below, the Board granted stock options on three separate dates in the past twelve months which are reflected in the financial statements included in the Registration Statement: September 5, 2013; December 3, 2013; and March 5, 2014. The following table sets forth these grants (such amounts adjusted to reflect the Reverse Stock Split).

Grant Date	Shares Subject to Options Granted	Exercise Price	Reassessed Estimated Fair Value
September 5, 2013	90,000	1.20	1.20
December 3, 2013	94,375	1.32	4.24
March 5, 2014	103,562	6.20	6.20

Subsequent to March 31, 2014, the Board granted stock options on two separate dates as follows (such amounts adjusted to reflect the Reverse Stock Split): (1) options to purchase 104,375 shares of common stock at $11.12 per share on April 3, 2014; and (2) options to purchase 258,125 shares of common stock at $11.12 per share on June 11, 2014.

September 2013 Option Grants. On September 5, 2013, the Company granted options to certain employees to purchase an aggregate of 90,000 shares of common stock (such share number adjusted to reflect the Reverse Stock Split). In establishing the exercise price for the September option grants the Board considered input from management, the objective and subjective criteria discussed above, and the results of a December 31, 2012, valuation. This valuation considered the market approach for the purpose of gaining insight into other comparative companies in the industry, but relied primarily on

CONFIDENTIAL TREATMENT REQUESTED BY INTERSECT ENT, INC.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities

and Exchange Commission

July 9, 2014

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the OPM to determine the fair value of its common stock. The Board then determined that no major changes in the Company’s business occurred between December 31, 2012, and September 5, 2013. Based on the above analysis, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was $1.20 per share (such value per share adjusted to reflect the Reverse Stock Split).

The Company supplementally advises the Staff that the Company believes the difference between the fair value of its common stock on September 5, 2013, and the midpoint of the Price Range was largely attributable to:

1. the substantial increase of the Company’s quarterly revenues, which increased from $3.9 million for the quarter ended June 30, 2013 (the last completed quarter prior to the September 5, 2013, grants), to an estimated $8.4 million to $8.6 million for the quarter ended June 30, 2014 (the last completed quarter prior to the determination of the price range);

2. the positive trend in increasing revenues (as set forth on page 54 of the Registration Statement)

3. the substantial increase of the Company’s gross margin, which grew from 44% for the quarter ended June 30, 2013 (the last completed quarter prior to the September 5, 2013, grants), to an estimated 69 – 73% for the quarter ended June 30, 2014 (the last completed quarter prior to the determination of the price range);

4. the further development of the infrastructure of the Company’s business (such as the entering into of supply or quality agreements with Hovione Inter Ltd., AIM Plastics, Inc., Stephen Gould Corporation, Exova Group Limited, and Polymer Solutions Incorporated, as described on pages 78 to 80 of the Registration Statement); and

5. the fact that at September 5, 2013, the Company was not considering an IPO.

December 2013 Option Grants. On December 3, 2013, the Company granted options to certain employees to purchase an aggregate of 94,375 shares of common stock (such share number adjusted to reflect the Reverse Stock Split). At the time the option grants were approved, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was $1.32 per share (such value per share adjusted to reflect the Reverse Stock Split), based on its review of the then most recent independent third-party valuation, which was as of October 31, 2013, and its review of the other objective and subjective criteria. In preparation for filing the Registration Statement, the Company determined that a retrospective valuation of the fair value of its common stock as of December 3, 2013, was appropriate. In reassessing the fair value at that date, the Board considered the independent third-party valuation it received as of December 31, 2013, which suggested a fair value at that date of $4.24 per share (such value per share adjusted to reflect the Reverse Stock Split). For this valuation, the

CONFIDENTIAL TREATMENT REQUESTED BY INTERSECT ENT, INC.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities

and Exchange Commission

July 9, 2014

Page Five

Company changed the valuation methodology from the OPM to the Hybrid Method assigning a 25% weighting to the PWERM method, under an IPO scenario, and a 75% weighting to the OPM method. The Board noted that the primary drivers for the increased value in the December 31, 2013, independent third-party valuation was its decision in January 2014 to pursue an initial public offering and the increased likelihood of a liquidity event. Based on this analysis, the Company determined that, in retrospect and solely for financial reporting purposes relating to its proposed initial public offering, the fair value of its common stock was $4.24 per share as of December 3, 2013 (such value per share adjusted to reflect the Reverse Stock Split).

The Company supplementally advises the Staff that the Company believes the difference between the revised fair value of its common stock on December 3, 2013, as discussed above, and the midpoint of the Price Range was largely attributable to:

1. the substantial increase in the Company’s quarterly revenues, which increased from $4.3 million for the quarter ended September 30, 2013 (the last completed quarter prior to the December 3, 2013, grants), to an estimated $8.4 million to $8.6 million for the quarter ended June 30, 2014 (the last completed quarter prior to the determination of the price range);

2. the positive trend in increasing revenues (as set forth on page 54 of the Registration Statement);

3. the substantial increase in the Company’s gross margin, which increased from 66% for the quarter ended September 30, 2013 (the last completed quarter prior to the December 3, 2013, grants), to an estimated 69 – 73% for the quarter ended June 30, 2014 (the last completed quarter prior to the determination of the price range);

4. the further development of the infrastructure of the Company’s business (such as the entering into of supply or quality agreements with Hovione Inter Ltd., AIM Plastics, Inc., and Polymer Solutions Incorporated, as described on pages 78 to 80 of the Registration Statement); and

5. the fact that the December 31, 2013, valuation took into account a discount rate for lack of liquidity.

March 2014 Option Grants. On March 5, 2014, the Company granted options to certain employees to purchase an aggregate of 103,562 shares of common stock (such share number adjusted to reflect the Reverse Stock Split). In establishing the exercise price for the March option grants the Board considered input from management, the results of a January 31, 2014, contemporaneous independent third-party valuation, and the objective and subjective criteria discussed above. As with the Company’s prior valuation, this valuation was based on the Hybrid Method, assigning a 50% weighting to the PWERM method and a 50% weighting to the OPM method. Within the PWERM, the weighting assigned was a 50% probability to an IPO and 50% probability to a strategic merger or

CONFIDENTIAL TREATMENT REQUESTED BY INTERSECT ENT, INC.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities

and Exchange Commission

July 9, 2014

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sale. Based on these considerations, the third-party valuation suggested that the fair value of the Company’s common stock was $6.20 per share as of March 5, 2014 (such value per share adjusted to reflect the Reverse Stock Split).

Based on the above analysis, the Board determined that the fair value of the shares of the Company’s common stock underlying such option grants was $6.20 per share (such value per share adjusted to reflect the Reverse Stock Split).

The Company did not grant any other equity awards from March 5, 2014, to March 31, 2014, the date of the latest financial statements in the Registration Statement.

Comparison of March 5, 2014, Estimated Fair Value and Assumed IPO Price

The Company notes that, as is typical in IPOs, the estimated price range for this offering is not being derived using a formal determination of fair value based on guidance in the AICPA Practice Guide, but is being determined by negotiation between the Company and the underwriters. Among the factors that being considered in setting this range are the following:

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in our industry;

•	the general condition of the securities markets and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies at the time of pricing;

•	an assumption that there would be a receptive public trading market for a commercial medical device company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Registration Statement.

The Company believes that the difference between the fair value of its common stock as of March 5, 2014, and the midpoint of the price range for this offering is the result of these factors and other positive developments with respect to its business that have occurred since March 5, 2014:

•

the PWERM method uses a probability weighted approach as described above, and the resulting estimate of the fair value of our common stock as of March 5, 2014, reflected the potential for alternative liquidity events, which decreases the estimated fair value due to the combination of (i) the mix of other expected business equity values that were lower in the alternative liquidity events scenario than in the IPO scenario and (ii) the application of a discount for lack of marketability; conversely, the midpoint of the estimated price range for this

CONFIDENTIAL TREATMENT REQUESTED BY INTERSECT ENT, INC.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities

and Exchange Commission

July 9, 2014

Page Seven

offering necessarily assumes only a single potential liquidity event, the IPO, and does not include a discount for lack of marketability, as an active trading market for the common stock will exist following the IPO. As a result, the midpoint of the estimated price range for this offering was neither reduced by other expected business equity values from other potential future liquidity events nor discounted for lack of marketability;

•	the substantial increase in the Company’s quarterly revenues, which increased from $7.0 million for the quarter ended December 31, 2013 (the last completed quarter prior to the March 5, 2014, grants), to an estimated $8.4 million to $8.6 million for the quarter ended June 30, 2014 (the last completed quarter prior to the determination of the price range);

•	the positive trend in increasing revenues (as set forth on page 54 of the Registration Statement);

•	the substantial increase in the Company’s gross margin, which increased from 63% for the quarter ended December 31, 2013 (the last completed quarter prior to the March 5, 2014, grants), to an estimated 69 – 73% for the quarter ended June 30, 2014 (the last completed quarter prior to the determination of the price range);

•	the further development of the infrastructure of the Company’s business (such as the entering into of supply or quality agreements with Hovione Inter Ltd. and Polymer Solutions Incorporated, as described on pages 78 to 80 of the Registration Statement).

Conclusion

The Company has historically determined the fair value of its common stock consistent with the guidance set forth in the AICPA Practice Guide, including, specifically, its use of OPM and PWERM, both of which are accepted valuation methods under the AICPA Practice Guide. The Company believes that the determined per share fair values used as the basis for determining stock-based compensation in connection with its stock option grants during the past twelve months and the estimated Price Range are reasonable and appropriate for the reasons described herein.

*        *        *

CONFIDENTIAL TREATMENT REQUESTED BY INTERSECT ENT, INC.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM

United States Securities

and Exchange Commission

July 9, 2014

Page Eight

Please contact me at (650) 843-5062 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Matthew B. Hemington

Matthew B. Hemington

cc:	Lisa D. Earnhardt, Intersect ENT, Inc.

B. Shayne Kennedy, Latham & Watkins LLP

CONFIDENTIAL TREATMENT REQUESTED BY INTERSECT ENT, INC.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155 T: (650) 843-5000 F: (650) 849-7400 WWW.COOLEY.COM